UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 15, 2025, Sagtec Global Limited (the “Company”) announced via press release that it has entered into an IT Consultancy Agreement (the “Agreement”) on August 13, 2025, with Malaya Heritage Holding Limited (the “Client”). As part of the Agreement, the Company will provide consultancy and development of a customized F&B Outlet Management System, Service Robotic Technology for F&B operations, and Central Kitchen Automation Robotic Systems for the Client in exchange for a consideration of USD$ 3 million.

The Agreement and a copy of the press release is furnished as Exhibit 99.1 and Exhibit 99.2 respectively.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	IT Consultancy Agreement dated August 13, 2025 between the Company and Malaya Heritage Holding Limited
99.2	Press Release dated August 15, 2025 titled: “SAGTEC to Drive Cutting-Edge F&B Technology Transformation for Malaya Heritage”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: August 15, 2025

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